Exhibit 99.1

FOR IMMEDIATE RELEASE	March 18, 2010

COMSTAR — UNITED TELESYSTEMS OJSC

FINANCIAL RESULTS

FOR THE FOURTH QUARTER AND FULL YEAR 2009

Moscow, Russia — March 18, 2010 — “COMSTAR — United TeleSystems” OJSC (“Comstar” or “the Group”) (LSE: CMST), a largest integrated telecommunications provider in Moscow and 82 Russian cities, today announced its unaudited consolidated US GAAP(1) financial results for the fourth quarter and twelve months ended December 31, 2009.

FOURTH QUARTER HIGHLIGHTS

•                  Consolidated revenues up 14% year on year in ruble terms to US$ 411.7 million(2)

•                  OIBDA(3) up 8% year on year in ruble terms to US$ 164.7 million, with OIBDA margin of 40.0% in ruble terms

•                  Adjusted net income attributable to Comstar-UTS shareholders of US$ 23.0 million when excluding US$ 349.4 million non-cash impairment of shareholding in Svyazinvest(4) based on the signed memorandum of understanding

•                  Cash and cash equivalents and short term investments up 14% year on year and 44% quarter on quarter in ruble terms to US$ 419.4 million

•                  Cash flow from operations up 16% quarter on quarter in ruble terms to US$ 145.4 million

•                  Cash capital expenditure(5) of US$ 27.1 million, representing 6.6% of consolidated revenues

•                  Free cash flow(6) more than doubled year on year in ruble terms to US$ 118.3 million

•                  Total broadband subscriber base up 40% year on year and 6% quarter on quarter  to 1.3 million

•                  DLD/ILD traffic passed through Comstar’s proprietary network increased by 28% quarter on quarter to 146 million minutes

FULL YEAR HIGHLIGHTS

•                  Consolidated revenues up 15% year on year in ruble terms to US$ 1,484.8 million

•                  OIBDA up 9% year on year in ruble terms to US$ 592.8 million, with OIBDA margin of 39.9% in ruble terms

•                  Adjusted net income attributable to Comstar-UTS shareholders of US$ 92.5 million when excluding US$ 349.4 million non-cash impairment of shareholding in Svyazinvest

•                  Cash flow from operations stable year on year in ruble terms of US$ 464.6 million

(1)          Except for the presentation of comparative financial information that has not been restated to reflect the retrospective combination of the financial statements of STREAM-TV, which is a departure from US GAAP (see detailed explanations below)

(2)          The average exchange rate for the periods were:

29.47 Russian Rubles (RUR) per US$ 1 in the fourth quarter of 2009; RUR 31.33 per US$ 1 in the third quarter of 2009; RUR 27.27 per US$ 1 in the fourth quarter of 2008; RUR 31.72 per US$ 1 in 2009; and RUR 24.86 per US$ 1 in 2008

(3)          Here and below, please refer to Attachment A to this statement for a full definition and reconciliation of OIBDA

(4)          Here and below, please refer to Attachment A to this statement for a full definition and reconciliation of Adjusted net income attributable to Comstar-UTS’ shareholders

(5)          Here and below, cash capital expenditure comprises purchases of property, plant and equipment, and intangible assets

(6)          Here and below, Free Cash Flow is calculated as operating cash flow net of cash capital expenditure

•                  Cash capital expenditure of US$ 120.3 million, representing 8.3% of consolidated revenues in ruble terms

•                  Free cash flow up 82% year on year in ruble terms to US$ 344.3 million

KEY STRATEGIC DEVELOPMENTS

•                  Completion of sale of AFK Sistema’s 50.91% stake in Comstar to Mobile TeleSystems (“MTS”) for a total consideration of RUR 39.15 billion (approximately US$ 1.32 billion) on October 12, 2009

•                  Conclusion of a non-binding memorandum of understanding with OAO Svyazinvest and AFK Sistema to begin negotiations over the reorganization of certain assets that could lead to the disposal of Comstar’s stake in Svyazinvest and an increase in Comstar’s ownership of OAO Moscow City Telephone Network (“MGTS”)

•                  Acquisition of 14.20% of MGTS from minority shareholders and sale of 11.06% of Comstar to MTS. As a result, Comstar’s stake in MGTS increased to 69.93%, the cross ownership between MGTS and Comstar was reduced to 2.75%, and MTS’s ownership of Comstar increased to 61.97%

•                  MGTS received approval from the Federal Tariff Service for the revision of regulated local connection tariffs and regulated line rental tariffs for corporate and residential subscribers.  The new tariffs were introduced from February 1, 2010 and MGTS’s average ruble tariffs increased by 10.3%

•                  Date set for MGTS’s Extraordinary General Meeting of Shareholders on March 26, 2010 with proposal to pay dividends to holders of MGTS preferred shares as at the record date of February 15, 2010. Preferred shares would become non-voting upon dividend payment

•                  Starting from March 1, 2010 interest rate on RUR 26.0 billion credit facility reduced from 13.35% to 10.5%. Grace period extended till September 27, 2010

•                  A three year blank credit facility of up to RUR 5.8 billion granted by Sberbank. This credit facility can be utilised until the end of 2010, has an interest rate of 10.5% and has a grace period until the end of 2011.

Sergey Pridantsev, President and Chief Executive Officer, commented: “We either achieved or surpassed our operational and financial goals for 2009. The various strategic structural changes towards the end of the year significantly enhanced our competitive market positions, as well as the Group’s efficiency and transparency levels. The change in our controlling shareholder opens up new opportunities for MTS and us to jointly approach customers with unique integrated offerings, utilising the extensive synergies of our shared backbone infrastructure and accelerating the expansion of our Russian regional footprint.”

“The acquisition of 69.75% of our core asset MGTS’s preferred shares and 3.08% of its ordinary shares has enabled a more effective governance of the Group’s cash flows. The sale of 11.06% of our shares to MTS has successfully decreased the cross-ownership between Comstar and MGTS to 2.75%, and the signing of a non-binding agreement with Svyazinvest and Sistema has enabled us to start the process of finalising the negotiations regarding the potential reorganization of our ownership in Svyazinvest and MGTS and our indebtedness to Sberbank. Our goal is to complete the necessary transactions during 2010, and we have made the necessary preparations for the anticipated restructuring transactions, including the writing down of the value of our Svyazinvest stake to RUR 26 billion. The RUR 10.5 billion non-cash and non-recurring impairment charge has been included in our income statement in the fourth quarter. On March 10, 2010 we agreed a set of new repayment terms with Sberbank. Starting from March 1, 2010 the interest rate has been reduced from 13.35% to 10.5%, and the grace period has been extended until September 27, 2010.”

“Our strategic priorities in 2010 are to finalise the restructuring of our ownership in Svyazinvest, to accelerate the development of our operations in the Russian regions through the up-selling of our pay-TV subscribers to broadband internet services on modernized networks and though selective acquisitions, and to integrate our business processes with MTS, in order to increase Comstar’s value in the interests of all shareholders”.

Irina Matveeva, Chief Financial Officer, commented: “The Group demonstrated its resilience in challenging market conditions by generating 15% year on year ruble revenue growth in 2009 and 6% organic growth. Group OIBDA increased by 9% year on year, with an OIBDA margin of 39.9% at the top of our guidance, following the implementation of a major cost optimization programme, which addressed all cost items, and despite the consolidation of the STREAM-TV regional operations, which had an OIBDA margin of 13% in 2008. The successful integration of STREAM-TV during 2009 has led to a significant improvement in the operating efficiency and performance of the business. Free cash flow was up 82% year on year in 2009, which reflected our ability to generate stable and healthy operating cash flows in tough market conditions. It also reflected our ability to  reduce  our short term capital expenditure levels due to the Group’s low maintenance CAPEX requirements and the gradual and selective network modernization process that we put in place.

“We expect to generate mid single digit percentage point organic ruble revenue growth in 2010. This growth will be driven by the regulated tariff increase for MGTS voice services from the beginning of February, as well as the growth in long-distance traffic volumes and the development of the broadband business in the regions. The normalised long-term OIBDA margin for our business is between 35 and 40%. The 2010 Group OIBDA margin will be impacted by the increase in social taxes and increased marketing spend in the regions to capitalise on the growing demand for our services, which will be offset to an extent by the regulated tariff increase and ongoing up-selling of regional pay-TV subscribers to broadband internet services. We expect cash CAPEX levels to return to the pre-crisis levels of approximately 20% of revenues, and to include the re-launch of the MGTS digitalization project using IMS technology and the active modernization of our regional broadband networks.”

Consolidation and Combination of STREAM-TV

In accordance with the provisions of FASB Accounting Standards Codification (“ASC”) 805 “Business Combinations” and ASC 250 “Accounting Changes and Error Corrections” and, given that Comstar and Sistema Mass Media are commonly controlled, the Group’s consolidated financial information for the periods prior to the acquisition of STREAM-TV Group shall be restated as if STREAM-TV had been owned and consolidated in the prior periods. The comparative financial information for the fourth quarter and twelve months of 2008 (except for the balance sheet as of December 31, 2008) have been presented in this report as it was reported in 2008, which is a departure from US GAAP. Management will eliminate this departure in Comstar’s annual financial statements included in the 2009 annual report.

FINANCIAL SUMMARY

RUR millions, except where stated otherwise	Q4 2009	Q4 2008	Growth	Q3 2009	Growth	FY 2009	FY 2008	Growth
Revenues	12,133	10,684	14%	11,747	3%	46,925	40,875	15%

OIBDA	4,847	4,496	8%	4,778	1%	18,719	17,106	9%
Margin (%)	40.0%	42.1%		40.7%		39.9%	41.8%

Operating income	3,175	3,357	(5)%	3,389	(6)%	12,740	12,271	4%
Margin (%)	26.2%	31.4%		28.8%		27.1%	30.0%

Adjusted net income attributable to Comstar-UTS’ shareholders	671	1,628	(59)%	851	(21)%	2,974	4,517	(34)%

Non-recurring impairment of value of Svyazinvest investment	(10,460)	—		—		(10,460)	—

Net (loss) / income attributable to Comstar-UTS’ shareholders	(8,821)	1,628	(642)%	851	(1137)%	(6,518)	4,517	(244)%

Cash flow from operations	4,272	4,524	(6)%	3,698	16%	14,738	14,801	(0)%
Cash CAPEX	800	3,075	(74)%	565	42%	3,889	8,866	(56)%
% of revenues	6.6%	28.8%		4.8%		8.3%	21.7%

Free Cash Flow	3,472	1,449	140%	3,133	11%	10,849	5,935	82%

Total Assets	109,382	123,166	(11)%	118,127	(7)%	109,382	123,166	(11)%

US$ millions, except where stated otherwise	Q4 2009	Q4 2008	Growth	Q3 2009	Growth	FY 2009	FY 2008	Growth
Revenues	411.7	391.9	5%	375.1	10%	1,484.8	1,647.7	(10)%

OIBDA	164.7	165.0	(0)%	152.4	8%	592.8	689.5	(14)%
Margin (%)	40.0%	42.1%		40.6%		39.9%	41.8%

Operating income	108.1	123.1	(12)%	108.1	(0)%	403.5	493.8	(18)%
Margin (%)	26.2%	31.4%		28.8%		27.2%	30.0%

Adjusted net income attributable to Comstar-UTS’ shareholders	23.0	59.2	(61)%	26.9	(14)%	92.5	179.6	(48)%

Non-recurring impairment of value of Svyazinvest investment	(349.4)	—		—		(349.4)	—

Net (loss) / income attributable to Comstar-UTS’ shareholders	(294.0)	59.2	(596)%	26.9	(1137)%	(224.5)	179.6	(225)%

Cash flow from operations	145.4	165.7	(12)%	117.8	28%	464.6	593.6	(22)%
Cash CAPEX	27.1	112.8	(76)%	18.0	51%	120.3	354.0	(66)%
% of revenues	6.6%	28.8%		4.8%		8.1%	21.5%

Free Cash Flow	118.3	53.0	123%	99.8	24%	344.3	239.6	44%

Total Assets	3,616.6	4,192.1	(14)%	3,925.5	(8)%	3,616.6	4,192.1	(14)%

OPERATING REVIEW

Group Overview

Comstar generated 14% year on year revenue growth in ruble terms in the fourth quarter, which reflected:

•                  The consolidation of the newly acquired STREAM-TV assets from January 1, 2009

•                  Growing  domestic and international long distance (“DLD/ILD”) and ‘Calling Party Pays’ (“CPP”) traffic volumes

•                  The launch of the MGTS broadband internet access offering in the fourth quarter of 2007

•                  An 8% average increase in MGTS regulatory ruble prices for residential and corporate voice services from March 1, 2009

•                  A 12% average increase in alternative segment in Moscow and regions ruble prices from March 1, 2009

The Group generated 6% organic year on year revenue growth in ruble terms in the fourth quarter when excluding the results of the companies acquired and consolidated in 2009.

The Group’s 3% quarter on quarter revenue growth in ruble terms reflected:

•                  The increase in DLD/ILD traffic generated by subscribers in Moscow and in the regions

•                  The growth in broadband revenues generated by MGTS residential subscribers and alternative segment subscribers in the regions

•                  The growth in traffic levels for local and fixed-to-mobile calling by MGTS residential subscribers

Revenues from fixed-to-mobile calls grew by 11% year on year to RUR 1,296 million in the fourth quarter and by 17% to RUR 4,838 million for the full year 2009, which represented 11% and 10% of Group revenues for the respective periods. Traffic levels were up 8% year on year to 891 million minutes in the quarter, and up 12% to 3,363 million minutes for the full year 2009.

Comstar generated 15% year on year revenue growth in ruble terms for the full year, and  6% organic ruble revenue growth.

The significant weakening of the Russian ruble against the US dollar since September 2008 adversely impacted the Group’s US dollar reported results.

Operating Expenses(7), RUR millions	Q4 2009	Q4 2008	Growth	Q3 2009	Growth	FY 2009	FY 2008	Growth

Employee expenses excluding stock-based compensation	2,686	2,137	26%	2,330	15%	10,272	8,655	19%
Stock-based compensation	(126)	(27)	367%	(3)	4100%	(43)	(175)	(75)%
Network traffic expenses	1,707	1,571	9%	1,794	(5)%	6,642	5,431	22%
Selling & marketing expenses	444	379	17%	261	70%	1,350	1,448	(7)%
Repair & maintenance expenses	468	424	10%	437	7%	1,758	1,853	(5)%
Taxes	371	339	9%	352	6%	1,391	1,219	14%
Utility & energy expenses	367	317	16%	308	19%	1,391	1,105	26%

Inventory obsolescence charges & other provisions	81	12	575%	277	(71)%	380	60	533%
Other, net	1,287	1,036	24%	1,212	6%	5,065	4,173	21%

Total	7,286	6,188	18%	6,969	5%	28,206	23,769	19%
% of revenues	60.0%	57.9%		59.3%		60.1%	58.2%

(7) Excluding depreciation and amortisation, net

Operating Expenses(8), US$ millions	Q4 2009	Q4 2008	Growth	Q3 2009	Growth	FY 2009	FY 2008	Growth

Employee expenses excluding stock-based compensation	90.9	78.4	16%	74.4	22%	324.5	349.3	(7)%
Stock-based compensation	(4.3)	(1.1)	281%	(0.1)	4824%	(2.0)	(6.9)	(71)%
Network traffic expenses	57.9	57.5	1%	57.3	1%	210.3	218.1	(4)%
Selling & marketing expenses	15.1	14.0	8%	8.3	81%	42.8	58.5	(27)%
Repair & maintenance expenses	15.9	15.6	2%	14.0	13%	55.7	75.0	(26)%
Taxes	12.6	12.4	2%	11.3	12%	44.1	49.0	(10)%
Utility & energy expenses	12.5	11.6	7%	9.8	27%	43.9	44.4	(1)%
Inventory obsolescence charges & other provisions	2.8	0.4	515%	8.8	(69)%	12.3	2.5	396%
Other, net	43.7	38.0	15%	38.9	13%	160.4	168.3	(5)%

Total	247.0	226.8	9%	222.8	11%	892.0	958.1	(7)%
% of revenues	60.0%	57.9%		59.4%		60.1%	58.2%

Total operating expenses, when excluding depreciation and amortisation costs, increased by 18% year on year in ruble terms in the fourth quarter due to the net effects of:

•                  The consolidation of the newly acquired STREAM-TV assets from January 1, 2009

•                  Growing  DLD/ILD and CPP traffic volumes

•                  Reduced selling and marketing expenses in line with the broader economic slowdown

•                  Reduced repair and maintenance expenses due to re-negotiation of the maintenance agreements

•                  Reduced other costs, namely consulting and security expenses

Organic operating expenses, when excluding depreciation and amortisation costs, were up 6% year on year in ruble terms in the fourth quarter.

Total operating expenses, when excluding depreciation and amortisation costs, were up 5% quarter on quarter in ruble terms due to the net effects of:

•                  Increased selling and marketing expenses in line with the signs of recovery in the broader economy and resulting growth in demand for the Group’s services, and due to marketing campaigns undertaken in the seasonally strongest period for new connections

•                  The seasonal increase in utility and energy expenses

•                  The seasonal increase in employee costs due to the end of the summer vacation periods

•                  A reduction in provisions for obsolete inventory and other current assets

Total operating expenses, when excluding depreciation and amortisation costs, increased by 19% year on year in ruble terms for the full year 2009 primarily due to the consolidation of newly acquired STREAM-TV results from January 1, 2009 and the increase in network traffic costs due to increase in DLD/ILD and CPP traffic volumes.

Organic operating expenses (excluding depreciation and amortisation costs) were up 7% year on year in ruble terms in 2009.

Group OIBDA was therefore up 8% year on year and 1% quarter on quarter in ruble terms in the fourth quarter, with an OIBDA margin of 40.0% following the implementation of the major cost optimization programme in 2009 and despite the consolidation of initially lower margin STREAM-TV business. Full year OIBDA was up 9% year on year in ruble terms with an OIBDA margin of 39.9%.

Group depreciation and amortisation charges were up 47% year on year and 20% quarter on quarter in ruble terms in the fourth quarter, and up 24% for the full year. The year on year increase reflected the growth in property, plant and equipment and intangible asset balances following the organic growth in the

(8) Excluding depreciation and amortisation, net

Group’s operations and the consolidation of the STREAM-TV business. The quarter on quarter increase primarily reflected the one-off adjustment in the third quarter of 2009 to the purchase price allocations for Interlink and UTC, which were acquired in 2008.

Interest expenses rose by 49% year on year in ruble terms in the fourth quarter and by 112% for the full year following the increase in the interest rate payable on the Sberbank credit facility from 9.5% to 13.35% in January 2009, as well as the drawing down of the remaining RUR 4.5 billion from the Sberbank facility during the fourth quarter of 2008. Interest expenses were stable quarter on quarter. Interest income was down 4% year on year in the quarter and down 26% for the full year but rose by 39% quarter on quarter following the increase in cash and cash equivalents and short-term investments.

In anticipation of the expected transaction that would result in restructuring of Svyazinvest ownership, in December 2009 the Group recognized an impairment of its investments in Svyazinvest based on the signed memorandum of understanding. The value of Svyazinvest investment was determined indirectly based on the information available to the management, including estimated fair values of assets to be exchanged and liabilities to be extinguished, as well as other publicly available information, and amounted to RUR 26 billion. The amount of impairment loss, therefore, amounted to RUR 10.5 billion.

The Group’s income tax charges increased by 47% year on year in the fourth quarter, as Q4 2008 charges included RUR 442 million gain caused by reduction in the Russian corporate income tax rate from 24% to 20% from the beginning of 2009 and consequential re-calculation of deferred tax balances applying a new rate. In addition, Q4 2009 charges included write-off of deferred tax assets of RUR 202 million in relation to the intercompany sale of former STREAM-TV companies in preparation of their legal merger with CJSC Comstar-Regions. The non-cash non-recurring impairment charge has no effect on income taxes.

Net income attributable to non-controlling interests adjusted for the effects of an impairment of Svyazinvest investment discussed above, which primarily comprise the minority shareholders in MGTS, was up 47% year on year to RUR 895 million in the quarter and down 7% to RUR 3,010 million for the full year following the developments in MGTS’s net income. Adjusted net income attributable to Comstar was down 59% year on year to RUR 671 million in the quarter and down 34% to RUR 2,974 billion for the full year, which was primarily due to the increase in net interest expenses. The total net loss attributable to non-controlling interests amounted to RUR 74 million in the quarter and the total net income attributable to non-controlling interests totalled RUR 2,041 million for the full year, whilst the total net loss attributable to Comstar was RUR 8,821 million in the quarter and RUR 6,518 million for the full year.

Overview of Broadband Internet & Pay-TV Business in Moscow & the Regions

This section covers the Group’s actual and potential development in the Russian broadband internet and pay-TV markets. The operating and financial results for these businesses are included in each of the three following reporting segments.

	Q4 2009	Q4 2008	Growth	Q3 2009	Growth	FY 2009	FY 2008	Growth
MOSCOW

Residential
Voice subscribers (000s)	3,608	3,591	0%	3,604	0%	3,608	3,591	0%
ARPU (RUR)	320	291	10%	310	3%	311	287	8%
ARPU(9) (US$)	10.9	10.7	2%	9.9	10%	9.8	11.6	(15)%

Voice + Broadband Internet subscribers(10) (000s)	847	784	8%	812	4%	847	784	8%
ARPU (RUR)	350	307	14%	319	10%	331	303	9%
ARPU (US$)	11.9	11.2	6%	10.2	16%	10.5	12.2	(14)%
Premium subscribers(11) (000s)	601	664	(10)%	603	0%	601	664	(10)%
ARPU (RUR)	398	321	24%	351	13%	362	326	11%
ARPU (US$)	13.5	11.8	14%	11.2	20%	11.4	13.1	(13)%
Mass-market subscribers (000s)	246	120	104%	209	17%	246	120	104%
ARPU (RUR)	224	214	5%	219	2%	225	141	59%
ARPU (US$)	7.6	7.8	(3)%	7.0	9%	7.2	5.6	29%

Voice + Broadband Internet + Pay-TV subscribers(12) (000s)	128	146	(13)%	128	0%	128	146	(13)%
ARPU (RUR)	630	466	35%	594	6%	565	496	14%
ARPU (US$)	21.4	17.1	25%	19.0	13%	17.9	20.0	(11)%

Corporate
Broadband Internet subscribers (000s)	47	51	(8)%	46	1%	47	51	(8)%
ARPU (RUR)	4,212	4,211	0%	4,274	(1)%	4,102	4,114	0%
ARPU (US$)	143.0	154.7	(8)%	136.5	5%	129.7	166.0	(22)%

REGIONS

Residential

Households passed(13) (000s)	3,894	277	1303%	3,881	0%	3,894	277	1303%

Pay-TV subscribers (000s)	1,996	153	1202%	1,957	2%	1,996	153	1202%
ARPU (RUR)	104	92	13%	106	(2)%	101	81	24%
ARPU (US$)	3.5	3.4	4%	3.4	5%	3.2	3.2	(2)%
Premium subscribers (000s)	1,634	153	966%	1,583	3%	1,634	153	966%
ARPU (RUR)	125	92	36%	128	(2)%	121	81	50%
ARPU (US$)	4.2	3.4	26%	4.1	4%	3.8	3.2	19%
Social subscribers (000s)	362	—	—	373	(3)%	362	—	—
ARPU (RUR)	12	—	—	12	1%	12	—	—
ARPU (US$)	0.4	—	—	0.4	7%	0.4	—	—

Pay-TV + Broadband Internet subscribers(14) (000s)	378	73	421%	343	10%	378	73	421%

(9) Excluding connection fees, including CPP

(10) Subscribers to Voice +  Broadband Internet service

(11) Subscribers to Broadband Internet, Pay-TV (IPTV and HDTV), VOD and other value added services

(12) Subscribers to Voice + Broadband Internet +  Pay-TV services

(13) Households passed by Comstar and STREAM-TV branches (from January 2009)

	Q4 2009	Q4 2008	Growth	Q3 2009	Growth	FY 2009	FY 2008	Growth
ARPU (RUR)	303	432	(30)%	285	6%	310	459	(33)%
ARPU (US$)	10.3	15.8	(35)%	9.1	13%	9.1	18.4	(50)%

Voice subscribers (000s)	259	258	1%	262	(1)%	259	258	1%
ARPU (RUR)	275	300	(8)%	278	(1)%	279	262	6%
ARPU (US$)	9.3	11.0	(15)%	8.9	5%	8.8	10.5	(16)%

Corporate
Broadband Internet subscribers (000s)	26	17	52%	25	2%	26	17	52%
ARPU (RUR)	2,624	3,632	(28)%	2,588	1%	2,619	3,540	(26)%
ARPU (US$)	89.0	133.4	(33)%	82.6	8%	83.0	141.8	(41)%

TOTAL NUMBER OF HOUSEHOLDS PASSED (000s)	7,502	3,869	94%	7,485	0%	7,502	3,869	94%

TOTAL NUMBER OF BROADBAND INTERNET SUBSCRIBERS (000s)	1,298	925	40%	1,227	6%	1,298	925	40%

TOTAL NUMBER OF PAY-TV SUBSCRIBERS (000s)	2,124	300	609%	2,085	2%	2,124	300	609%

Broadband in Moscow

The Group continued to develop its broadband subscriber base in Moscow with further growth in the MGTS mass market subscriber and ARPU levels. The MGTS offering also continued to  efficiently capture customers churning down from the Comstar premium packages due to the economic downturn. MGTS added 37 thousand residential broadband internet subscribers in Moscow in the fourth quarter  and 126 thousand subscribers during 2009. As a result, MGTS already had 246 thousand residential broadband subscribers at the end of 2009, which was only just over two years after the launch of its double-play voice and broadband internet service offering in October 2007. The number of residential premium segment subscribers was stable quarter on quarter and premium segment ARPU was up 24% year on year and 13% quarter on quarter in ruble terms following the effective up-selling of customers to packages including additional value-added services.

The number of triple-play subscribers in Moscow (voice, broadband internet & pay-TV) was stable quarter on quarter following successful marketing campaigns, and ARPU was up 6% quarter on quarter in ruble terms.

Broadband in the Regions

In addition to MGTS’s “last mile” access to 3.6 million households in Moscow, Comstar also has “last mile” access to 3.9 million households in cities outside Moscow, of which 59% are broadband-ready, 2.0 million are active pay-TV users and 378 thousand have broadband internet subsriptions. Comstar added a further 35 thousand regional double-play broadband internet and pay-TVsubscribers in the fourth quarter and 111 thousand subscribers during 2009, when compared with the 267 thousand subscribers that Comstar and STREAM-TV had at the beginning of 2009.

Comstar has continued to identify and evaluate opportunities to acquire regional operators, as well as to consider selective green-field investment projects. Comstar is also continuing to work closely with MTS to deliver bundled service offerings in existing regional markets and to entering new territorial markets. In line with this strategy, Comstar acquired Tenzor Telecom in February 2010. Tenzor Telecom is the leading alternative telecommunications operator and the second largest internet service provider in the city of Yaroslavl, which has more than 600 thousand inhabitants and is situated in the Central Federal District of Russia.

(14) Subscribers to Pay-TV +  Broadband Internet services

SEGMENTAL OPERATING REVIEW

1. Traditional Segment in Moscow

Comstar owns 69.93% of Moscow City Telephone Network (MGTS), which is Moscow’s incumbent fixed-line telecommunications operator and the infrastructure provider for the Group. MGTS is the owner of  ‘last mile’ access in Moscow, which is not unbundled and provides 4.4 million residential and corporate telephony lines. MGTS provides regulated voice services, unregulated mass market broadband internet access and Pay-TV services, as well as DLD/ILD services as an agent to Comstar.

Operating Highlights

	Q4 2009	Q4 2008	Growth	Q3 2009	Growth	FY 2009	FY 2008	Growth

Installed telephone lines (000s)	4,897	4,851	1%	4,858	1%	4,897	4,851	1%

Residential
Number of subscribers / active lines (000s)	3,608	3,591	0%	3,604	0%	3,608	3,591	0%
CPP traffic (millions of minutes)	524	472	11%	488	7%	1,968	1,745	13%
ARPU (RUR)	335	298	12%	325	3%	324	294	10%
ARPU (US$)	11.4	10.9	4%	10.4	10%	10.3	11.8	(13)%

Corporate
Number of active lines (000s)	761	769	(1)%	763	(0)%	761	769	(1)%
Number of subscribers (000s)	70	96	(27)%	70	(0)%	70	96	(27)%
CPP traffic (millions of minutes)	235	209	13%	228	3%	880	771	14%
ARPU (excl. revenue from points of interconnect) (RUR)	6,485	4,900	32%	6,437	1%	5,591	4,594	22%
ARPU (excl. revenue from points of interconnect) (US$)	220.1	179.7	22%	205.6	7%	176.9	180.0	(2)%

Number of points of interconnect (000s)	28	29	(5)%	29	(2)%	28	29	(5)%
Average monthly revenue per point of interconnect (RUR)	5,982	5,324	12%	5,607	7%	5,539	4,960	12%
Average monthly revenue per point of interconnect (US$)	203.0	195.4	4%	179.1	13%	175.5	200.1	(12)%

Operators
Number of interconnected operators	207	247	(16)%	206	0%	207	247	(16)%
Number of points of interconnect (000s)	225	223	1%	225	0%	225	223	1%
Average monthly revenue per point of interconnect (RUR)	1,108	950	17%	1,183	(6)%	1,148	1,229	(7)%
Average monthly revenue per point of interconnect (US$)	37.6	35.1	7%	37.8	(0)%	36.3	50.4	(28)%

Financial Highlights

RUR millions	Q4 2009	Q4 2008	Growth	Q3 2009	Growth	FY 2009	FY 2008	Growth
Revenues
Residential	3,668	3,279	12%	3,555	3%	14,159	12,749	11%
Corporate	1,925	1,888	2%	1,892	2%	7,522	7,056	7%
Operators	1,947	2,099	(7)%	1,885	3%	7,647	8,349	(8)%
Total	7,540	7,265	4%	7,332	3%	29,328	28,155	4%
Intersegment sales	(742)	(882)	(16)%	(725)	2%	(2,889)	(3,493)	(17)%
Net Revenues	6,798	6,383	7%	6,607	3%	26,440	24,662	7%
Operating Expenses(15)	4,043	3,806	6%	3,817	6%	15,648	15,429	1%
OIBDA, gross	3,497	3,459	1%	3,515	(1)%	13,680	12,726	7%
Margin (%)	46.4%	47.6%		47.9%		46.6%	45.2%

US$ millions	Q4 2009	Q4 2008	Growth	Q3 2009	Growth	FY 2009	FY 2008	Growth
Revenues
Residential	124.5	120.3	4%	113.5	10%	448.2	514.2	(13)%
Corporate	65.3	69.2	(6)%	60.4	8%	238.0	284.3	(16)%
Operators	66.1	77.1	(14)%	60.2	10%	241.7	337.3	(28)%
Total	255.9	266.6	(4)%	234.2	9%	927.8	1,135.8	(18)%
Intersegment sales	(25.2)	(32.5)	(23)%	(23.2)	9%	(91.5)	(141.5)	(35)%
Net Revenues	230.7	234.1	(1)%	211.0	9%	836.3	994.3	(16)%
Operating Expenses(16)	137.1	139.6	(2)%	122.0	12%	494.8	621.9	(20)%
OIBDA, gross	118.8	127.0	(6)%	112.2	6%	433.0	513.9	(16)%
Margin (%)	46.4%	47.6%		47.9%		46.7%	45.2%

Net revenues were up 7% year on year in ruble terms in the fourth quarter, which primarily reflected the 8% average regulatory ruble price increase for MGTS residential and corporate voice services from the beginning of March 2009, growing CPP traffic volumes, and a 17% increase in regulated interconnect tariffs from September 1, 2009. These effects were partially offset by a decline in traffic for interconnected operators due to the economic downturn.

Operating expenses, excluding depreciation and amortisation charges, increased by 6% year on year and quarter on quarter in ruble terms, which was primarily driven by the increase in selling and marketing expenses due to the increase in customer activity levels in the second half of the year, inflation adjustments to regulated utility tariffs and other factors. These effects were offset to an extent by falling employee expenses due to the reduction in headcount during the year. The quarter on quarter increase was driven by the seasonal increases in employee costs and utility and energy expenses, net of a reduction in bad debts.

Segment OIBDA was therefore stable year on year and quarter on quarter in ruble terms, with an OIBDA margin of 46.4%.

(15) Excluding depreciation and amortisation charges

(16) Excluding depreciation and amortisation charges

2. Alternative Segment in Moscow

Comstar owns a group of leading alternative fixed-line telecommunications operators, which provide broadband internet, Domestic and International Long Distance  services and multi-service solutions to residential and corporate subscribers in Moscow and the surrounding region. The segment includes the Comstar-Direct, Comstar-Moscow and Moscow Region operations.

Operating Highlights

	Q4 2009	Q4 2008	Growth	Q3 2009	Growth	FY 2009	FY 2008	Growth

Installed telephone lines (000s)	659	653	1%	658	0%	659	653	1%
Residential
Number of subscribers(17) (000s)	607	699	(13)%	620	(2)%	607	699	(13)%
ARPU (RUR)	549	332	65%	445	23%	442	337	31%
ARPU (US$)	18.6	12.2	52%	14.2	31%	14.0	13.6	3%

Corporate
Number of subscribers (000s)	27	30	(11)%	27	0%	27	30	(11)%
ARPU (RUR)	14,737	11,980	23%	14,646	1%	13,676	10,844	26%
ARPU (US$)	500.1	439.6	14%	467.7	7%	432.8	436.8	(1)%

Operators
Number of active lines (000s)	438	437	0%	438	0%	438	437	0%
— of which, used by mobile operators (000s)	307	307	0%	307	0%	307	307	0%

Financial Highlights

RUR millions	Q4 2009	Q4 2008	Growth	Q3 2009	Growth	FY 2009	FY 2008	Growth

Revenues
Corporate	1,583	1,493	6%	1,618	(2)%	6,299	5,691	11%
Operators	862	1,040	(17)%	901	(4)%	3,434	4,281	(20)%
Residential	1,020	715	43%	844	21%	3,445	2,921	18%
Total	3,465	3,248	7%	3,363	3%	13,178	12,893	2%
Intersegment sales	(150)	(164)	(8)%	(177)	(15)%	(581)	(788)	(26)%
Net Revenues	3,315	3,084	7%	3,185	4%	12,597	12,105	4%
Operating Expenses(18)	2,738	2,599	5%	2,723	1%	10,408	9,814	6%
OIBDA, gross	727	649	12%	639	14%	2,770	3,079	(10)%
Margin (%)	21.0%	20.0%		19.0%		21.0%	23.9%

US$ millions	Q4 2009	Q4 2008	Growth	Q3 2009	Growth	FY 2009	FY 2008	Growth

Revenues
Corporate	53.7	54.8	(2)%	51.6	4%	199.3	229.4	(13)%
Operators	29.3	38.1	(23)%	28.8	2%	108.7	172.0	(37)%
Residential	34.6	26.2	32%	27.0	28%	109.4	118.0	(7)%
Total	117.5	119.2	(1)%	107.4	9%	417.3	519.5	(20)%
Intersegment sales	(5.1)	(6.0)	(15)%	(5.7)	(10)%	(18.5)	(31.0)	(40)%
Net Revenues	112.5	113.2	(1)%	101.7	11%	398.8	488.5	(18)%
Operating Expenses(19)	92.9	95.3	(3)%	87.1	7%	329.4	396.1	(17)%
OIBDA, gross	24.7	23.8	4%	20.3	21%	87.9	123.4	(29)%
Margin (%)	21.0%	20.0%		18.9%		21.1%	23.8%

(17) Subscribers to Broadband Internet, Pay-TV, Voice and other services

(18) Excluding depreciation and amortisation charges

(19) Excluding depreciation and amortisation charges

Net ruble revenues were up 7% year on year and 4% quarter on quarter in the fourth quarter, which was primarily due to the increase in revenues from corporate and residential subscribers using Comstar DLD/ILD services. Revenues from operators were down 17% year on year and 4% quarter on quarter due to the reduction in third party operator traffic volumes due to the economic downturn.

Operating expenses, excluding depreciation and amortisation charges, were flat quarter on quarter and up 5% year on year for the quarter in ruble terms, which was primarily due to the net effect of the rise in network traffic expenses due to the introduction of the proprietary long distance network and growing CPP traffic volumes, as well as the decrease in consulting services, bad debts and selling and marketing expenses.

Operating expenses, excluding depreciation and amortisation charges, were up 6% year on year in ruble terms for the full year due to the net effect of negative stock-based compensation expenses recognized in 2008 due to the fall in the Comstar GDR price, the rise in network traffic expenses costs due to the introduction of the proprietary long distance network and growing CPP traffic volumes, as well as the decrease in selling and marketing costs following the Group’s cost optimization programmes.

Segment OIBDA was therefore up 12% year on year and 14% quarter on quarter in ruble terms, with an OIBDA margin of 21.0%.

3. Alternative segment in the Regions & CIS

This segment comprises the Group’s operations in 82 Russian cities and in Ukraine and Armenia.

Operating Highlights

	Q4 2009	Q4 2008	Growth	Q3 2009	Growth	FY 2009	FY 2008	Growth
Residential
Number of subscribers (000s)	2,606	505	416%	2,554	2%	2,606	505	416%
ARPU (RUR)	150	262	(43)%	149	1%	155	236	(34)%
ARPU (US$)	5.1	9.6	(47)%	4.8	7%	4.9	9.5	(48)%

Corporate
Number of subscribers (000s)	52	44	18%	51	2%	52	44	18%
ARPU (RUR)	3,579	4,229	(15)%	3,489	3%	3,573	4,002	(11)%
ARPU (US$)	121.4	155.3	(22)%	111.5	9%	113.1	161.6	(30)%

Operators
Number of active lines (000s)	2	2	0%	2	0%	2	2	0%

Financial Highlights

RUR millions	Q4 2009	Q4 2008	Growth	Q3 2009	Growth	FY 2009	FY 2008	Growth
Revenues
Residential	1,178	398	196%	1,154	2%	4,640	1,294	259%
Corporate	569	540	5%	567	0%	2,230	1,859	20%
Operators	411	279	47%	334	23%	1,360	956	42%
Total	2,158	1,217	77%	2,055	5%	8,230	4,109	100%
Intersegment sales	(138)	—		(101)	36%	(341)	—
Net Revenues	2,020	1,217	66%	1,954	3%	7,888	4,109	92%
Operating Expenses(20)	1,532	828	85%	1,424	8%	5,907	2,709	118%
OIBDA, gross	626	389	61%	632	(1)%	2,323	1,400	66%
Margin (%)	29.0%	31.9%		30.7%		28.2%	34.1%

(20) Excluding depreciation and amortisation charges

US$ millions	Q4 2009	Q4 2008	Growth	Q3 2009	Growth	FY 2009	FY 2008	Growth
Revenues
Residential	40.0	14.6	174%	36.9	8%	146.7	51.8	183%
Corporate	19.3	19.8	(3)%	18.1	6%	70.6	74.7	(5)%
Operators	13.9	10.2	36%	10.7	31%	43.3	38.4	13%
Total	73.2	44.7	64%	65.7	11%	260.5	164.9	58%
Intersegment sales	(4.7)	—		(3.2)	44%	(11.0)	—
Net Revenues	68.5	44.7	53%	62.4	10%	249.5	164.9	51%
Operating Expenses(21)	51.9	30.4	71%	45.5	14%	187.1	108.5	72%
OIBDA, gross	21.3	14.3	49%	20.2	6%	73.4	56.4	30%
Margin (%)	29.1%	32.0%		30.7%		28.2%	34.2%

Net ruble revenues were up 66% year on year following the consolidation of STREAM-TV from January 1, 2009, the up-selling of residential pay-TV subscribers to double-play services and a rise in Domestic and International Long Distance traffic volumes. Net ruble revenues were up 3% quarter on quarter in line with the up-selling of pay-tv subscribers to double play services.

The rise in ruble operating expenses, excluding depreciation and amortisation charges, similarly reflected the impact of the consolidation of STREAM-TV.

Segment OIBDA was therefore up 61% year on year and flat quarter-on-quarter in ruble terms, with OIBDA margin of 29.0% due to the consolidation of the currently lower margin STREAM-TV business.

FINANCIAL REVIEW

Net cash generated by operating activities was stable year on year at RUR 4.3 billion (US$ 145.4 million) in the fourth quarter and RUR 14.7 billion (US$ 464.6 million) for the full year due to the net effect of the increase in OIBDA and the increase in interest paid on the Group’s outstanding Sberbank credit facility. Net cash generated by operating activities increased by 16% quarter on quarter in ruble terms, which was primarily due to the increase in OIBDA and other usual seasonal patterns.

Net cash used in investing activities totaled RUR 1.0 billion in the fourth quarter and included the purchase of a Sberbank promissory note in the amount of RUR 2.2 billion, which is pledged as collateral for the postponed December 2009 scheduled partial repayment of the Sberbank credit facility, investments in other short-term interest-bearing instruments, substantially reduced cash capital expenditure of RUR 800 million (US$ 27.1 million), as well as proceeds from redemption of miscellaneous short-term and long-term investments. Net cash provided by investing activities totaled RUR 1.6 billion in 2009, which included another RUR 2.2 billion promissory note purchased in September 2009 and pledged as collateral for the postponed September 2009 scheduled repayment, purchases and proceeds from redemption of other investments, as well as an 56% year on year reduction in cash capital expenditure to RUR 3.9 billion (US$ 120.3 million).

Free cash flow generation therefore more than doubled year on year and increased by 11% quarter on quarter to RUR 3.5 billion (US$ 118.3 million) in the fourth quarter. Free cash flow generation increased by 82% year on year to RUR 10.8 billion (US$ 344.3 million) for the full year.

Net cash used in financing activities amounted to RUR 398 million (US$ 13.3 million) in the fourth quarter, and primarily comprised the repayment of the Group’s debt to Sistema Mass Media, which was replaced by a RUR 1.8 billion loan from MTS, which bears interest at 2.5% per annum and is repayable in full in December 2011. Net cash used in financing activities almost tripled year on year to RUR 10.7 billion (US$ 316.3 million) for the full year and included the repayment of US$ 263.6 million in the first

(21) Excluding depreciation and amortisation charges

quarter of 2009 in the context of the execution of a put option by Access Telecommunications Cooperatief U.A.

The Group’s cash and cash equivalents and short term investments therefore increased by 14% year on year and 44% quarter on quarter to RUR 12.7 billion (US$ 419.4 million) at the end of the year.

The Group’s total borrowings, including capital lease obligations, were stable quarter on quarter and decreased by 23% year on year to RUR 29.1 billion (US$ 960.8 million) at the end of 2009. The borrowings primarily comprised the RUR 26.0 billion Sberbank credit facility, the RUR 1.8 billion debt to MTS, and RUR 0.5 billion of vendor financing.

During 2009 Comstar restructured its repayment schedule for the Sberbank credit facility, and postponed the first two installments, which comprised RUR 2.2 billion each, from September and December 2009 to March and June 2010 respectively, and therefore increasing the size of the two 2010 installments to RUR 4.3 billion each. Comstar also acquired two Sberbank promissory notes, for 2.2 billion rubles each, and these are pledged as collateral for the postponed September and December debt repayments. On March 10, 2010 Comstar agreed a set of new repayment terms with Sberbank. Starting from March 1, 2010 the interest rate has been reduced from 13.35% to 10.5%, and the grace period has been extended until September 27, 2010. The March and June 2010 installments, comprising RUR 4.3 billion each, are spread equally between the eight repayments planned starting September 2010 and until June 2012. As a result, each repayment starting from September 27, 2010 will amount to RUR 3.25 billion. From September 28, 2010 the interest rate will be 11.75%.

Sberbank has also granted Comstar a three year blank credit facility of up to 5.8 billion rubles. This credit facility can be utilised until the end of 2010 and has a grace period until the end of 2011 and an interest rate of 10.5%. The funds from this credit facility will be used to finance regional CAPEX and M&A projects, if and when strategic opportunities present themselves.

Approximately 98% of the Group’s total debt was ruble denominated at the end of 2009, and the Group’s total debt represented 1.6 times annual OIBDA, compared to 1.8 times as at the end of 2008.

The Group’s net debt(22) therefore decreased from RUR 26.5 billion at the end of 2008, and RUR 20.3 billion at the end of the third quarter 2009, to RUR 16.4 billion at the end of 2009.

The Group executed an exchange with MTS on December 23, 2009, whereby an 11.06% stake in Comstar (46,232,000 shares) was exchanged for 1.60% of MTS and US$ 8.2 million of cash subsequently received in January 2010. The 1.60% stake in MTS was then exchanged for 14.20% of the share capital of MGTS (2,462,687 ordinary shares and 11,135,428 preferred shares) owned by MGTS minority shareholders. In addition, US$ 7.3 million in cash was paid by Comstar to these MGTS minority shareholders. As a result of these exchanges, Comstar’s has increased its ownership  in MGTS to 69.93%  (69.96% of the total number of ordinary shares and 69.75% of the total number of preferred shares), and MTS’s ownership in Comstar increased to 61.97%.

These exchanges resulted in changes to the shareholders’ equity in the Group’s consolidated balance sheet. The Group’s treasury stock decreased by RUR 46 million (US$ 1.7 million), which was equal to the nominal value of the 11.06% stake in Comstar shares that was sold to MTS and totaled RUR 13 million (US$ 0.9 million) as at December 31, 2009. Non-controlling interests decreased by approximately RUR 8.2 billion (US$ 268.5 million), which represented the 14.20% share in the book value of MGTS’s net assets and the effect of the disposal of the Comstar shares by MGTS Finance S.A. and totaled RUR 14.6 billion (US$ 482.3 million). As a result of this transaction, additional paid-in capital increased by RUR 8.2 billion (US$ 302.6 million) and totaled RUR 38.3 billion (US$ 1.4 billion) as at December 31, 2009.

(22) Calculated as total debt less cash and cash equivalents and short term investments

In anticipation of the expected transaction that would result in restructuring of Svyazinvest ownership, in December 2009 the Group recognized an impairment of its investments in Svyazinvest based on the signed memorandum of understanding. The value of Svyazinvest investment was determined indirectly based on the information available to the management, including estimated fair values of assets to be exchanged and liabilities to be extinguished, as well as other publicly available information and amounted to RUR 26 billion. The amount of impairment loss, therefore, amounted to RUR 10.5 billion.

OTHER INFORMATION

Conference call

Comstar will host a conference call today at 9.00 AM (ET) / 1.00 PM (UK) / 2.00 PM (CET) / 4.00 PM (Moscow Time). Participants may access the call by dialling the following numbers:

UK/ International:	+44 20 8515 2302
US:	+1 480 629 9724

A replay number will be available for 7 days after the conference call. To access the replay, please dial:

UK/ International:	+44 20 7154 2833
US:	+1 303 590 3030

The replay access number is 4251959#

The replay facility will also be made available at

http://www.comstar.ru/en/for_investors/finresults/2009/4q/ in due course.

***

For further information, please visit www.comstar-uts.com or contact:

Comstar-UTS	Shared Value Limited
Masha Eliseeva	Matthew Hooper
Tel: +7 985 997 08 52	Tel. +44 (0) 20 7321 5010
ir@comstar-uts.ru	comstar@sharedvalue.net

Comstar-UTS is the leading fixed-line telecommunications company in Moscow. Comstar provides voice, data, television and other value-added services to residential and corporate subscribers and operators, using its extensive backbone network and exclusive last mile access to 98% of Moscow households. The Company also offers communications services in 82 cities in the Russian regions, Armenia and Ukraine. Comstar had 3.6 million residential subscribers including 847 thousand residential broadband internet subscribers in Moscow, as well as 2.6 million regional and international residential subscribers, including 378 thousand residential broadband internet subscribers and 2.0 million residential pay-TV subscribers at the end of 2009. Comstar generated US$ 1,484.8 million of revenues and 39.9% OIBDA margin in 2009. Comstar’s Global Depositary Receipts are listed on the London Stock Exchange (ticker: CMST).

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Comstar-UTS. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might”, the negative of such terms or other similar expressions. Comstar-UTS wishes to caution that these statements are only predictions, and that actual events or results may differ materially. Comstar-UTS does not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Many factors could cause the actual results to differ materially from those contained in projections or forward-looking statements of Comstar-UTS, including, among others, general economic conditions, the competitive environment, risks associated with operating in Russia, rapid technological and market change in the industries Comstar-UTS operates in, as well as many other risks specifically related to Comstar-UTS and its operations.

Attachment A

NON-GAAP FINANCIAL MEASURES

This results statement includes financial information prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), as well as other non-GAAP financial information. The non-GAAP financial information should be considered as an addition to, but not as a substitute for, information prepared in accordance with US GAAP.

OIBDA is operating income before depreciation and amortisation, and the OIBDA margin is defined as OIBDA as a percentage of net revenues. These measures are included in this results statement in order to provide additional information regarding the Group’s ability to meet future debt service payments, capital expenditure and working capital requirements, and as a metric to evaluate profitability. OIBDA is not a measure of financial performance under US GAAP, and is not an alternative to operating income as a measure of operating performance, or to cash flows from operating activities as a measure of liquidity. While depreciation and amortisation are considered operating costs under US GAAP, these items primarily represent the non-cash current period allocation of costs arising from the acquisition or development of long-term assets in prior periods. OIBDA is commonly used as a criterion for evaluation of operating performance by credit and equity investors and analysts. The calculation of OIBDA may be different from the calculation used by other companies and comparability may therefore be limited. OIBDA can be reconciled to the Group’s consolidated statements as follows:

Reconciliation of OIBDA

	Q4 2009		Q4 2008		Q3 2009		FY 2009		FY 2008
RUR millions	RUR ‘mln	% of revs	RUR ‘mln	% of revs	RUR ‘mln	% of revs	RUR ‘mln	% of revs	RUR ‘mln	% of revs
Operating profit	3,175	26.2%	3,357	31.4%	3,389	28.8%	12,740	27.1%	12,271	30.0%
Add: depreciation and amortisation	1,672	13.8%	1,139	10.7%	1,389	11.8%	5,979	12.7%	4,835	11.8%
OIBDA	4,847	40.0%	4,496	42.1%	4,778	40.7%	18,719	39.9%	17,106	41.8%

	Q4 2009		Q4 2008		Q3 2009		FY 2009		FY 2008
US$ millions	US$ ‘mln	% of revs	US$ ‘mln	% of revs	US$ ‘mln	% of revs	US$ ‘mln	% of revs	US$ ‘mln	% of revs
Operating profit	108.1	26.2%	123.1	31.4%	108.1	28.8%	403.5	27.2%	493.8	30.0%
Add: depreciation and amortisation	56.6	13.8%	42.0	10.7%	44.3	11.8%	189.3	12.7%	195.7	11.9%
OIBDA	164.7	40.0%	165.0	42.1%	152.4	40.6%	592.8	39.9%	689.5	41.8%

Adjusted net income attributable to Comstar-UTS’ shareholders is net (loss) / income attributable to Comstar-UTS’ shareholders before the effect of impairment of investments in Svyazinvest. Adjusted net income attributable to Comstar-UTS’ shareholders can be reconciled to the Group’s consolidated statements as follows:

Reconciliation of Adjusted net income attributable to Comstar-UTS’ shareholders

	Q4 2009		Q4 2008		Q3 2009		FY 2009		FY 2008
RUR millions	RUR ‘mln	% of revs	RUR ‘mln	% of revs	RUR ‘mln	% of revs	RUR ‘mln	% of revs	RUR ‘mln	% of revs
Net (loss) / income attributable to Comstar-UTS’ shareholders (reported)	(8,821)	(72.7)%	1,628	15.2%	851	7.2%	(6,518)	(13.9)%	4,517	11.1%
Add: impairment of investments in Svyazinvest	10,460	86.2%	—	0.0%	—	0.0%	10,460	22.3%	—	0.0%
Less: noncontrolling interests’ share in impairment of investments in Svyazinvest	(969)	(8.0)%	—	0.0%	—	0.0%	(969)	(2.1)%	—	0.0%
Net income attributable to Comstar-UTS’ shareholders (adjusted)	671	5.5%	1,628	15.2%	851	7.2%	2,974	6.3%	4,517	11.1%

	Q4 2009		Q4 2008		Q3 2009		FY 2009		FY 2008
US$ millions	US$ ‘mln	% of revs	US$ ‘mln	% of revs	US$ ‘mln	% of revs	US$ ‘mln	% of revs	US$ ‘mln	% of revs
Net (loss) / income attributable to Comstar-UTS’ shareholders (reported)	(294.0)	(71.4)%	59.2	15.1%	26.9	7.2%	(224.5)	(15.1)%	179.6	10.9%
Add: impairment of investments in Svyazinvest	349.4	84.9%	—	0.0%	—	0.0%	349.4	23.5%	—	0.0%
Less: noncontrolling interests’ share in impairment of investments in Svyazinvest	(32.4)	(7.9)%	—	0.0%	—	0.0%	(32.4)	(2.2)%	—	0.0%
Net income attributable to Comstar-UTS’ shareholders (adjusted)	23.0	5.6%	59.2	15.1%	26.9	7.2%	92.5	6.2%	179.6	10.9%

Attachment B

“COMSTAR — United TeleSystems” OJSC

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended December 31,		Year ended December 31,
RUR million	2009	2008 (*)	2009	2008 (*)

Operating revenues	12,133	10,684	46,925	40,875
Operating expenses, excluding depreciation and amortisation, net	(7,286)	(6,188)	(28,206)	(23,769)
Depreciation and amortisation	(1,672)	(1,139)	(5,979)	(4,835)

Operating income	3,175	3,357	12,740	12,271

Interest income	204	213	699	939
Interest expense	(903)	(605)	(3,832)	(1,806)
Change in fair value of written put option	—	—	—	(675)
Change in fair value of purchased call option	—	5	(171)	(337)
Impairment of long-term investments and loans, net	(10,525)	(53)	(10,422)	(53)
Foreign currency transactions gain / (loss), net	4	(103)	(1,017)	(39)

(Loss) / income before income taxes and income from investments	(8,045)	2,814	(2,003)	10,300

Income tax expense	(850)	(577)	(2,474)	(2,626)
Income from investments	—	—	—	73

Net (loss) / income	(8,895)	2,237	(4,477)	7,747

Less: net loss / (income) attributable to the noncontrolling interest	74	(609)	(2,041)	(3,230)

Net (loss) / income attributable to Comstar-UTS’ shareholders	(8,821)	1,628	(6,518)	4,517

(*) As reported in 2008 without the effect of combination of STREAM-TV entities’ accounts. Presentation of the operating activities section has been adjusted to conform to new income statement presentation pursuant to the provisions of ASC 810 “Consolidation”.

“COMSTAR — United TeleSystems” OJSC

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months		Year
	ended December 31,		ended December 31,
US$ thousand	2009	2008 (*)	2009	2008 (*)

Operating revenues	$411,716	$391,888	$1,484,805	$1,647,665
Operating expenses, excluding depreciation and amortisation, net	(247,010)	(226,846)	(892,042)	(958,149)
Depreciation and amortisation	(56,647)	(41,954)	(189,309)	(195,671)

Operating income	108,059	123,088	403,454	493,845

Interest income	6,939	7,830	22,210	38,096
Interest expense	(30,612)	(22,011)	(120,742)	(71,979)
Change in fair value of written put option	—	—	—	(27,940)
Change in fair value of purchased call option	—	(95)	(5,420)	(13,614)
Impairment of long-term investments and loans, net	(351,550)	(1,878)	(348,742)	(1,878)
Foreign currency transactions gain / (loss), net	126	(3,686)	(33,511)	(998)

(Loss) / income before income taxes and income from investments	(267,038)	103,248	(82,751)	415,532

Income tax expense	(28,866)	(21,364)	(79,068)	(106,098)
Income from investments	—	—	—	2,993

Net (loss) / income	(295,904)	81,884	(161,819)	312,427

Less: net loss / (income) attributable to the noncontrolling interest	1,939	(22,646)	(62,672)	(132,782)

Net (loss) / income attributable to Comstar-UTS’ shareholders	$(293,965)	$59,238	$(224,491)	$179,645

(*) As reported in 2008 without the effect of combination of STREAM-TV entities’ accounts. Presentation of the operating activities section has been adjusted to conform to new income statement presentation pursuant to the provisions of ASC 810 “Consolidation”.

“COMSTAR — United TeleSystems” OJSC

UNAUDITED CONSOLIDATED AND COMBINED BALANCE SHEETS

	December 31,	December 31,	December 31,	December 31,
	2009	2008 (*)	2009	2008 (*)
	(RUR million)		(US$ thousand)
Assets

Current assets:

Cash and cash equivalents	7,517	1,822	$248,542	$62,005
Short-term investments and loans	5,168	9,337	170,886	317,795
Trade receivables, net	4,438	4,820	146,736	164,048
Other receivables, prepaid expenses and other current assets	1,770	2,312	58,524	78,688
Inventories and spare parts	831	898	27,491	30,620
Deferred tax assets, current portion	1,029	595	34,035	20,244

Total current assets	20,753	19,784	686,214	673,400

Property, plant and equipment, net	52,514	54,591	1,736,332	1,858,089
Intangible assets, net	8,392	9,447	277,464	321,539
Investments in shares of Svyazinvest	26,000	36,460	859,669	1,240,977
Other long-term investments and loans	1,600	2,657	52,890	90,421
Other long-term assets	123	227	4,076	7,723

Total assets	109,382	123,166	$3,616,645	$4,192,149

(*) The amounts as of December 31, 2008 were restated due to combination of STREAM-TV entities’ accounts.

“COMSTAR — United TeleSystems” OJSC

UNAUDITED CONSOLIDATED AND COMBINED BALANCE SHEETS (continued)

	December 31,	December 31,	December 31,	December 31,
	2009	2008 (*)	2009	2008 (*)
	(RUR million)		(US$ thousand)
Liabilities and shareholders’ equity:

Current liabilities:

Trade accounts payable, accrued expenses and other current liabilities	7,083	7,782	$234,203	$264,858
Deferred connection fees, current portion	814	917	26,921	31,216
Subscriber prepayments	1,237	1,277	40,916	43,454
Debt, current portion	7,036	14,894	232,644	506,925
Capital lease obligations, current portion	35	163	1,161	5,563

Total current liabilities	16,205	25,033	535,845	852,016

Long-term liabilities:

Deferred connection fees, net of current portion	2,816	3,019	93,097	102,764
Debt, net of current portion	21,987	22,539	726,997	767,144
Capital lease obligations, net of current portion	—	30	4	1,021
Post-retirement obligations	772	859	25,537	29,250
Property, plant and equipment contributions	2,733	2,738	90,349	93,197
Deferred tax liabilities, long-term portion	3,394	2,990	112,219	101,777
Payable to Sistema Hals, a related party	1,158	1,081	38,273	36,807
Other long-term liabilities	—	55	—	1,874

Total long-term liabilities	32,860	33,311	1,086,476	1,133,834

Total liabilities	49,065	58,344	1,622,321	1,985,850

Shareholders’ equity:
Comstar-UTS shareholders’ equity:
Common stock	413	443	23,719	24,728
Treasury stock	(13)	(60)	(857)	(2,545)
Additional paid-in capital	38,298	32,700	1,387,346	1,174,420
Prepayment for the acquisition of Stream-TV	—	(2,461)	—	(86,842)
Retained earnings	9,438	16,034	339,058	566,023
Accumulated other comprehensive loss	(2,406)	(2,515)	(237,244)	(173,376)

Total Comstar-UTS shareholders’ equity	45,730	44,141	1,512,022	1,502,408

Noncontrolling interest	14,587	20,681	482,302	703,891

Total shareholders’ equity	60,317	64,822	1,994,324	2,206,299

Total liabilities and shareholders’ equity	109,382	123,166	$3,616,645	$4,192,149

(*) The amounts as of December 31, 2008 were restated due to combination of STREAM-TV entities’ accounts. Equity attributable to the noncontrolling interest was reclassified pursuant to the provisions of ASC 810 “Consolidation”.

“COMSTAR — United TeleSystems” OJSC

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,		Year ended December 31,
RUR million	2009	2008 (*)	2009	2008 (*)
Operating activities:
Net (loss) / income	(8,895)	2,237	(4,477)	7,747
Adjustments to reconcile net (loss) / income to net cash provided by operations:
Depreciation and amortisation	1,672	1,139	5,979	4,835
Stock-based compensation	(126)	(27)	(43)	(175)
Change in fair value of written put option	—	—	—	675
Change in fair value of purchased call option	—	(5)	171	337
Impairment of long-term investments and loans, net	10,525	53	10,422	53
Loss from disposal of fixed assets and other non-cash items, net	133	67	301	112
Compensation of losses from third parties	(65)	(25)	(235)	(260)
Amortisation of deferred finance charges	4	3	12	10
Deferred taxes	11	181	188	253
Foreign currency transactions (gain) / loss on non-operating activities, net	(17)	229	961	294
Postretirement benefits	(30)	(40)	2	16
Bad debt expense	(51)	(33)	326	155
Inventory obsolescence charge and other provisions	81	12	380	60

Changes in operating assets and liabilities:

Trade receivables	486	(85)	26	(737)
Other receivables, prepaid expenses and other current assets	564	819	502	494
Inventories and spare parts	27	147	(62)	63
Trade accounts payable, accrued expenses and other current liabilities	(59)	(97)	631	984
Deferred connection fees	(74)	(25)	(307)	(85)
Subscriber prepayments	86	(26)	(39)	(30)

Net cash provided by operating activities	4,272	4,524	14,738	14,801

(*) As reported in 2008 without the effect of combination of STREAM-TV entities’ accounts. Presentation of the operating activities section has been adjusted to conform to new income statement presentation pursuant to the provisions of ASC 810 “Consolidation”.

“COMSTAR — United TeleSystems” OJSC

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Three months ended December 31,		Year ended December 31,
RUR million	2009	2008 (*)	2009	2008 (*)
Investing activities:

Purchases of property, plant and equipment	(665)	(2,849)	(3,424)	(8,339)
Proceeds from sale of property, plant and equipment.	9	83	49	151
Purchases of intangible assets	(135)	(226)	(465)	(527)
Acquisition of subsidiaries, net of cash acquired	—	(3,441)	—	(4,652)
Purchases of long-term investments and loans	—	(933)	(14)	(1,143)
Proceeds from sale and redemption of long-term investments and loans	1,281	9	1,287	11
Purchases of short-term investments and loans	(3,467)	(9,131)	(7,364)	(13,112)
Proceeds from sale and redemption of short-term investments and loans	2,000	4,917	11,577	13,441
Purchase of a call option	—	—	—	(478)
Decrease in restricted cash	—	—	—	60

Net cash (used in) / provided by investing activities	(977)	(11,571)	1,646	(14,588)

Financing activities:

Exercise of written put option	—	(2,739)	—	(2,739)
Acquisition of Stream-TV	—	—	(103)	—
Proceeds from borrowings	1,815	5,367	1,871	5,440
Principal payments on borrowings	(1,936)	(2,885)	(11,891)	(5,151)
Deferred finance charges	—	—	(7)	—
Principal payments on capital lease obligations	(55)	(18)	(247)	(225)
Acquisition of noncontrolling interests in existing subsidiaries	(222)	(49)	(250)	(49)
Dividends paid	—	(121)	(81)	(941)

Net cash used in financing activities	(398)	(445)	(10,708)	(3,665)

Effects of foreign currency translation on cash and cash equivalents	6	—	19	—

Net increase / (decrease) in cash and cash equivalents	2,903	(7,492)	5,695	(3,452)

Cash and cash equivalents, beginning of the period	4,614	8,453	1,822	4,413

Cash and cash equivalents, end of the period	7,517	961	7,517	961

(*) As reported in 2008 without the effect of combination of STREAM-TV entities’ accounts. Acquisition of noncontrolling interests in existing subsidiaries was reclassified from investing to financing activities pursuant to the provisions of ASC 810 “Consolidation”.

“COMSTAR — United TeleSystems” OJSC

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,		Year ended December 31,
US$ thousand	2009	2008 (*)	2009	2008 (*)
Operating activities:
Net (loss) / income	$(295,904)	$81,884	$(161,819)	$312,427

Adjustments to reconcile net (loss) / income to net cash provided by operations:
Depreciation and amortisation	56,647	41,954	189,309	195,671
Stock-based compensation	(4,284)	(1,123)	(2,035)	(6,943)
Change in fair value of written put option	—	—	—	27,940
Change in fair value of purchased call option	—	95	5,420	13,614
Impairment of long-term investments and loans, net	351,550	1,878	348,742	1,878
Loss from disposal of fixed assets and other non-cash items, net	4,505	2,450	9,741	4,341
Compensation of losses from third parties	(2,193)	(916)	(7,460)	(10,679)
Amortisation of deferred finance charges	121	90	379	400
Deferred taxes	630	6,454	5,936	9,393
Foreign currency transactions (gain) / loss on non-operating activities, net	(587)	8,348	28,688	11,042
Postretirement benefits	(1,029)	(1,448)	(41)	860
Bad debt expense	(1,714)	(1,290)	9,721	6,552
Inventory obsolescence charge and other provisions	2,756	448	12,275	2,475

Changes in operating assets and liabilities:

Trade receivables	16,483	(3,126)	2,711	(30,053)
Other receivables, prepaid expenses and other current assets	19,132	30,024	17,820	16,602
Inventories and spare parts	905	5,397	(1,582)	1,919
Trade accounts payable, accrued expenses and other current liabilities	(2,002)	(3,549)	17,442	40,652
Deferred connection fees	(2,519)	(893)	(9,733)	(3,379)
Subscriber prepayments	2,933	(970)	(922)	(1,094)

Net cash provided by operating activities	$145,430	$165,707	$464,592	$593,618

(*) As reported in 2008 without the effect of combination of STREAM-TV entities’ accounts. Presentation of the operating activities section has been adjusted to conform to new income statement presentation pursuant to the provisions of ASC 810 “Consolidation”.

“COMSTAR — United TeleSystems” OJSC

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Three months ended December 31,		Year ended December 31,
US$ thousand	2009	2008 (*)	2009	2008 (*)
Investing activities:

Purchases of property, plant and equipment	$(22,557)	$(104,469)	$(105,736)	$(333,118)
Proceeds from sale of property, plant and equipment	297	3,036	1,491	5,873
Purchases of intangible assets	(4,592)	(8,284)	(14,586)	(20,857)
Acquisition of subsidiaries, net of cash acquired	—	(121,094)	—	(171,250)
Purchases of long-term investments and loans	—	(33,581)	(413)	(42,222)
Proceeds from sale and redemption of long-term investments and loans	43,462	334	43,645	425
Purchases of short-term investments and loans	(117,634)	(326,388)	(241,853)	(491,543)
Proceeds from sale and redemption of short-term investments and loans	67,860	180,313	350,534	538,108
Purchase of a call option	—	—	—	(19,422)
Decrease in restricted cash	—	—	—	2,476

Net cash (used in) / provided by investing activities	(33,164)	(410,133)	33,082	(531,530)

Financing activities:

Exercise of written put option	—	(100,000)	—	(100,000)
Acquisition of Stream-TV	—	—	(3,044)	—
Proceeds from borrowings	61,582	189,841	63,223	192,931
Principal payments on borrowings	(65,699)	(104,584)	(357,741)	(200,160)
Deferred finance charges	—	—	(207)	—
Principal payments on capital lease obligations	(1,879)	(659)	(7,824)	(9,274)
Acquisition of noncontrolling interests in existing subsidiaries	(7,300)	(1,684)	(8,116)	(1,684)
Dividends paid	—	(4,411)	(2,597)	(38,250)

Net cash used in financing activities	(13,296)	(21,497)	(316,306)	(156,437)

Effects of foreign currency translation on cash and cash equivalents	(3,762)	(36,194)	5,169	(52,735)

Net increase / (decrease) in cash and cash equivalents	95,208	(302,117)	186,537	(147,084)

Cash and cash equivalents, beginning of the period	153,334	334,827	62,005	179,794

Cash and cash equivalents, end of the period	$248,542	$32,710	$248,542	$32,710

(*) As reported in 2008 without the effect of combination of STREAM-TV entities’ accounts. Acquisition of noncontrolling interests in existing subsidiaries was reclassified from investing to financing activities pursuant to the provisions of ASC 810 “Consolidation”.